[Syncora Letterhead]

VIA EDGAR

March 10, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Syncora Holdings Ltd.
Request for Withdrawal of Automatic Shelf Registration Statement on
Form S-3
File No. 333-145812

Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Syncora Holdings Ltd. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-145812) (the “Registration Statement”), filed with the Securities and Exchange Commission on August 30, 2007. The Company is requesting withdrawal of the Registration Statement because no securities were ever sold or will be sold under the Registration Statement.

     If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 909-6036.

     Thank you for your assistance with this matter.

Sincerely,

SYNCORA HOLDINGS LTD.

By: /s/ Susan Comparato
Name: Susan Comparato
Title: Acting Chief Executive Officer and
          President